CAPITAL BEVERAGE CORPORATION
                              700 Columbia Street,
                           Erie Basin, Building # 302
                            Brooklyn, New York 11231







                                                              July 11, 2005


Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Mail Stop 0308
Attn:  Mr. Michael Moran

         RE:      Capital Beverage Corporation (the "Company")
                  Form 10-K for the Year Ended December 31, 2004 filed April 15, 2005 (the "Recent Annual Report")
                  Form 10-Q for the Quarter Ended March 31, 2005 filed May 23, 2005 (the "Recent Quarterly Report")
                  File No. 1-13181

Dear Mr. Mochan:

In connection with the Staff's review of the Company's Recent Annual Report and Recent Quarterly Report, set forth below are the Company's responses to your comments in the order set forth in your letter dated June 17, 2005.

Item 7-Management's Discussion and Analysis

1. The Company takes the staff's comment under advisement and will provide a table of contractual obligations in future filings.

Item 7A-Quantitiave and Qualitative Disclosures about Market Risk

2. The Company takes the staff's comment under advisement and will provide narrative disclosure concerning the interest rate risk to the Company in future filings.

Mr. Michael Moran
July 11, 2005
Page 2


Item 9A-Controls and Procedures

3. The Company takes the staff's comment under advisement and will indicate that the Company's executives evaluated the controls and procedures as of the end of the period presented in future filings.

Report of Independent Accountant

4. The Company takes the staff's comment under advisement and will present its accountant's report that applies to all periods presented in future filings.

Balance Sheet

5. The Company takes the staff's comment under advisement and will disclose the allowance for doubtful accounts on the face of the income statement or in the notes to the financial statements as well include the schedules required by Rule 5-04 of Regulation S-X in future filings.

Please be advised that the Company acknowledges that:

     o It is responsible for the adequacy and accuracy of the disclosures in its filings;
     o Staff's comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to its filings; and
     o It may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your cooperation.

                                                   Very truly yours,



                                                   /s/ Carmine Stella
                                                   -----------------------------
                                                   Carmine Stella
                                                   President and Chief Executive
                                                   Officer